Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104	Jill L. Grappell Direct: 212-541-1152 Fax: 212-261-9852

January 5, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Stathis Kouninis

Re:	Activision, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended March 31, 2005

Filed June 9, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Filed August 4, 2005

File No. 1-15839

Dear Mr. Kouninis:

As per my letter of December 22, 2005, the Company expects to respond to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Commission’s letter dated December 21, 2005 on or about January 21, 2006.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-541-1152.

Sincerely,

/s/ Jill L. Grappell

Jill L. Grappell